UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67174 / June 11, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14871

In the Matter of
 	
One Voice Technologies, Inc.,
Orchestra Therapeutics, Inc.,
Path 1 Network Technologies, Inc.,
Pavilion Energy Resources, Inc.
   (f/k/a Global Business Services, Inc.),
Pine Valley Mining Corp.,
Platina Energy Group, Inc.,
Pop N Go, Inc., and
Powercold Corp.,
 	
   Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO PAVILION ENERGY RESOURCES, INC. (f/k/a GLOBAL BUSINESS SERVICES, INC.) (n/k/a MATCHTRADE, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Pavilion Energy Resources, Inc. (f/k/a Global Business Services, Inc.) (n/k/a Matchtrade, Inc.) ("Matchtrade" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 8, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject

matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Pavilion Energy Resources, Inc. (f/k/a Global Business Services, Inc.) (n/k/a Matchtrade, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Matchtrade (CIK No. 1082431) is a Delaware corporation located in South Draper, Utah. At all times relevant to this proceeding, the securities of Matchtrade have been registered under Exchange Act Section 12(g). As of April 30, 2012, the company's stock (symbol "PVRE") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   Matchtrade has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission between the periods ended June 30, 2005 and June 30, 2009.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                  Elizabeth M. Murphy
                                  Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.